UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                             SEC FILE NUMBER 0-15037

                                    FORM 10K

                    FOR FISCAL YEAR ENDED: SEPTEMBER 30,1997

            PAINE WEBBER INCOME PROPERTIES SEVEN LIMITED PARTNERSHIP
            --------------------------------------------------------
             (Exact name of registrant as specified in its charter)

265 Franklin Street, Boston, Massachusetts  02110
--------------------------------------------------
Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code (617) 439-8118
                                                   --------------

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of Paine Webber Income Properties Seven Limited Partnership (the "Registrant") will not be completed by December 29, 1997, the last day for a timely filing of such Annual Report for the year ended September 30, 1997.

Additional time is required in order to enable the Registrant to file a complete and accurate report. The Form 10-K will be filed on or before January 13, 1998, in accordance with Rule 12b-25(b).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Thomas W. Boland     (617)  439-8138
     ------------------------------------

(2)  Have  all  other   periodic   reports
     under  Section  13 or  15(e)  of  the
     Securities  Exchange  Act of  1934 or
     Section 30 of the Investment  Company
     Act of 1940 during the  preceding  12
     months (or for such  shorter)  period
     that the  registrant  was required to
     file such  reports)  been  filed?  If
     answer is no, identify report(s).         |X|  Yes     |_|  No

(3)  Is   it    anticipated    that    any
     significant   change  in  results  of
     operations  from  the   corresponding
     period for the last  fiscal year will
     be    reflected   by   the   earnings
     statements  to  be  included  in  the
     subject report or portion thereof?       |_| Yes       |X|   No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           PAINE WEBBER INCOME PROPERTIES SEVEN LIMITED PARTNERSHIP
           --------------------------------------------------------
               (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date: 12/23/97                         By:  /s/ Walter V. Arnold
      --------                              ---------------------
                                            Walter V. Arnold, Senior Vice
                                            President and Chief Financial
                                            Officer